EXHIBIT 99.1

THE TRAVELERS DEFERRED COMPENSATION PLAN

(As Amended and Restated Effective January 1, 2009)

Section 1

Introduction

1.1                                 The Plan and Its Effective Date.  The Travelers Deferred Compensation Plan (“Plan”) (as amended and restated in this document) is effective January 1, 2009.  Prior to January 1, 2009, the terms of the Plan were set forth in the document titled “St. Paul Travelers Deferred Compensation Plan (Effective as of December 1, 2004)” (renamed “The Travelers Deferred Compensation Plan” by resolution dated February 27, 2007), the first amendment thereto, and other documents that reflect good faith compliance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”).

1.2                                 Purpose.  The purpose of The Travelers Deferred Compensation Plan (the “Plan”) is to provide a means whereby The Travelers Companies, Inc. (the “Company”) offers tax-deferred savings opportunities to a select group of key management employees of the Company and its affiliates who have rendered and continue to render valuable services to the Company and its affiliates.  For purposes of the Plan, an “affiliate” is any business entity that is required to be aggregated and treated as one employer with the Company under Section 414(b) or 414(c) of the Code.

The Plan is intended to satisfy the requirements of Section 409A of the Internal Revenue Code (the “Code”), as amended, and should be interpreted and applied in a manner consistent with such requirements, including the regulations and other guidance issued under Section 409A of the Code.  The Plan is established to operate with respect to amounts deferred after December 31, 2004.  The Plan will not apply to amounts deferred under prior plans maintained by the Company, its predecessors or subsidiaries, including, but not limited to, nonqualified deferred compensation plans maintained by The St. Paul Companies, Inc. and its subsidiaries, or by Travelers Property Casualty Corp. and its subsidiaries.

The Plan is intended to be a top-hat plan described in Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

1.3                                 Administration.  The Company is the administrator of the Plan with the authority to control and manage the operation and administration of the Plan and to make all decisions and determinations incident thereto.  Action on behalf of the Company as Plan Administrator will be taken by the following:

(a)                                  The Administrative Committee.  The committee chartered by the Company to execute the Company’s duties and responsibilities as administrator of the Company’s qualified and non-qualified deferred compensation plans (the “Administrative Committee”) is responsible for determining Eligible Employees (as defined in Section 2.1) under the Plan, and is responsible for all matters relating to the overall and day-to-day administration of the Plan, and the selection and monitoring of non-investment service providers (including the selection of recordkeeper) with respect to the Plan.

(b)                                 The Benefits Investment Committee.  The committee chartered by the Company to manage and invest the assets of the Company’s qualified and non-qualified deferred compensation plans (the “Benefits Investment Committee”) is responsible for all investment matters relating to the Plan, including the selection of the funds available for hypothetical investments by Participants and Beneficiaries, the actual investment of assets that may be (but are not required to be) set aside to hedge liabilities resulting from the Plan, and actual investment of any rabbi trust assets if such a trust is established and funded, including the selection and monitoring of investment providers (including the trustee of any rabbi trust).

(c)                                  Delegates.  The Plan Administrator shall have the authority to delegate, from time to time, responsibilities under the Plan to such person or persons as it deems advisable, and may revoke such delegation of responsibility.  Any action by the person exercising such delegated responsibility shall have the same force and effect as if such action was taken by the Plan Administrator.

(d)                                 Exercise of Authority.  The Company, the Plan Administrator (including the Administrative Committee and the Benefits Investment Committee), and any person who has authority with respect to the management, administration or investment of the Plan may exercise such authority in his/its full discretion.  This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of this document (or any other document established for use in the administration of the Plan) relevant to the issue under consideration.  The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in all courts of law to the greatest extent allowed under law, and that it not be overturned or set aside by any court of law unless found to be arbitrary and capricious.

Section 2

Participation and Deferral Elections

2.1                                 Eligibility and Participation.  Subject to the conditions and limitations of the Plan, eligibility for participation in the Plan shall be limited to employees of the Company and its affiliates who are designated as eligible to participate in the Plan for a calendar year (“Plan Year”) by the Plan Administrator (“Eligible Employee”).  Any Eligible Employee who makes a Deferral Election as described in Section 2.2 below shall become a participant in the Plan (“Participant”) and shall remain a Participant until the entire balance of all of his Deferred Compensation Accounts (defined in Section 3.1 below) is distributed to him.

2.2                                 Rules for Deferral Elections.  An Eligible Employee for a Plan Year may make an election (“Deferral Election”) to defer receipt of either or both of the following:  (i) 1% - 50% of his annual base salary (“Salary”) for such Plan Year and (ii) 1% - 100% of his annual incentive award (“Incentive Award”) otherwise payable in cash with respect to such Plan Year, in accordance with the rules set forth below.

(a)                                An individual shall be eligible to make a Deferral Election only if he is an Eligible Employee on the date such election is made.

(b)                               The minimum amount of an Incentive Award that may be deferred for any Plan Year is $1,000.  If the percentage specified for deferral in an Eligible Employee’s Deferral

Election would result in the deferral of less than $1,000, the amount or percentage specified will not be deferred hereunder but will be paid to the Eligible Employee at the time that the Incentive Award is otherwise payable.

(c)                                All Deferral Elections must be made on such form as the Plan Administrator may prescribe.  All Deferral Elections must be received by the Plan Administrator no later than December 31 of the calendar year immediately preceding the Plan Year in which the services relating to the Salary or Incentive Award are to be performed by the Eligible Employee.  Deferral Elections are irrevocable after the December 31 by which such elections are required, subject to Section 2.2(l) below.  In the case of a newly hired Eligible Employee who is not a participant in any other “account balance plan” (as that term is defined in Treas. Reg. § 1.409A-1(c)(2)(i)(A)) that is maintained by the Company or an affiliate and that is subject to Section 409A of the Code, any Deferral Election must be made within 30 days of the Eligible Employee’s date of employment, and shall apply only to Salary and Incentive Awards attributable to services performed after the close of such 30 -day enrollment period.

Deferral Elections are not “evergreen” — that is, a Deferral Election made for a given Plan Year will not automatically be carried over and apply to the next Plan Year.  The Plan Administrator may establish procedures for Deferral Elections to be filed electronically or telephonically.

(d)                               Any Deferral Election to defer Salary for a given Plan Year will apply only with respect to payroll periods ending within the Plan Year — that is, in the case of the final payroll period starting within a Plan Year, if such payroll period ends in the following Plan Year, the Deferral Election in effect for the following Plan Year will apply to amounts payable for such payroll period.

(e)                                Amounts will be deferred to the last day of the month specified in subsection (f) below (the “Distribution Event Date”) and, except in the case of death as provided in Section 4.2, and in the case of Designated Distribution Date distributions, payment will be made or will commence on the first day of the seventh (7th) month after the Distribution Event Date (the “Six Month Distribution Date”).

(f)                                  The Distribution Event Date shall be the last day of the month that includes the earlier of:

(1)                                  a Participant’s Separation from Service (as defined in subsection (g) below), including a Participant’s Retirement (as defined in subsection (h) below) or,

(2)                                  if so elected, a month and year specified by the Eligible Employee in his Deferral Election (the “Designated Distribution Date”).

(g)                                 For purposes of this Plan, a “Separation from Service” means that the Company and the Participant anticipate that the Participant will perform no future services (as an employee or a contractor) for the Company and its affiliates or that the level of services (as an employee or contractor) the Participant will perform for the Company and its affiliates will permanently decrease to twenty percent (20%) or less of the average level of services over the immediately preceding thirty-six (36) month period (or the full period of services if the Participant has been providing services to the Company or an affiliate for less than thirty-six (36) months).  In the event of a bona fide leave of absence, a Separation from Service will be deemed to have occurred on the date that is six (6) months (or in the case of a disability leave, the date immediately following the last day of the maximum disability leave period (taking into account short- and long-term disability leave periods) to which the Participant is entitled under the Company’s policies in effect at the time the disability leave begins (the “maximum disability leave period”), provided, however, that the maximum disability leave period may not exceed twenty-nine (29) months) following the start of such leave, provided that, if the Participant has a statutory or contractual right to return to active employment that extends beyond the end of such six (6) month period or the maximum disability leave period, the Separation from Service will be deemed to have occurred upon the expiration of such statutory or contractual right, and if the individual has a Termination of Employment during such six (6) month period or the maximum disability leave period, the Separation from Service will be deemed to have occurred on such Termination of Employment.  A “disability” leave for this purpose means an absence due to a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, where such impairment causes the Participant to be unable to perform the duties of his/her position of employment or any substantially similar position.

For purposes of determining whether a Participant has had a Separation from Service, an “affiliate” means any business entity that is required to be aggregated and treated as one employer with the Company  under Section 414(b) or (c) of the Code; provided that a standard of “at least 80 percent” will be used to identify an affiliate under Section 414(b) or (b) of the Code notwithstanding the default standard of “at least 50 percent” found in Treas. Reg. § 1.409A-1(h)(3).

(h)                                 For purposes of this Plan, “Retirement” means a Participant’s Separation from Service that occurs on or after the date on which the Participant:

(1)                                  is at least age 55 and has at least 10 years of vesting service as determined under the Company’s qualified pension plan in effect at the time of termination of employment (irrespective of whether the Participant will be distributed a benefit from the pension plan);

(2)                                  is at least age 62 and has at least one year of vesting service as determined under the Company’s qualified pension plan in effect at the time of termination of employment (irrespective of whether the Participant will be distributed a benefit from the pension plan); or

(3)                                  is at least age 65.

(i)                                     For purposes of this Plan, “Termination of Employment” means that the common-law employer-employee relationship has ended between the Participant and the Company and its affiliates, as determined under the employment policies and practices of the Company (including by reason of a voluntary or involuntary termination, retirement, death, expiration of and failure to return from a recognized leave of absence, or otherwise).  A Termination of Employment does not occur merely as a result of transfer of employment from one affiliate to another affiliate, or from the Company to an affiliate or from an affiliate to the Company.

(j)                                     At the time of the Participant’s Deferral Election, the Participant must elect the form of payment of the Participant’s Deferred Compensation Account (as defined in Section 3.1) in the case of distributions made on account of the Participant’s Retirement and, if elected, at a Designated Distribution Date.  Retirement distributions and Designated Distribution Date distributions may be paid in a single lump sum or in annual installments over a period of up to ten years in accordance with Section 4.1.  All other distributions under the Plan will be paid in a lump sum.

(k)                                  At the time of the Participant’s Deferral Election, the Participant shall specify on such form as may be prescribed by the Plan Administrator, the manner in which income, gains, losses and expenses are credited or charged to a Participant’s Deferred Compensation Accounts in accordance with Section 3.

(l)                                     Notwithstanding the foregoing, if a Participant receives a distribution on account of hardship prior to age fifty-nine and one-half (59½) under any qualified plan that is described in Section 401(k) of the Code and which is maintained by the Company or an affiliate (a “401(k) Plan”), then such Participant’s Deferral Election will automatically stop.  Any subsequent Deferral Election will be effective only as to Salary or Incentive Awards payable after a date that is six (6) months following the date of the 401(k) Plan distribution on account of hardship.

(m)                               The amount deferred shall be determined by applying the elected percentage to the gross amount of Salary or Incentive Award.  The amount deferred will be determined prior to reduction of Salary or Incentive Award for any contribution or other amount otherwise drawn from Salary or Incentive Awards.  However, the FICA taxes due on amounts deferred, plus pyramided income tax on such FICA amounts, will reduce the net amount deferred to provide for such FICA and income tax withholding.

(n)                                 “Salary” does not include long-term disability payments received by a Participant from any source and elections to defer Salary under the Plan shall not apply to such amounts.

(o)                                 A Deferral Election must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Company (including by means of a voice response or other electronic system under circumstances authorized by the Company).  A Deferral Election will be effective only if it is received in properly completed form by the Company as part of the Participant’s enrollment for the Plan Year, and may not thereafter be modified.

Section 3

Deferred Compensation Accounts

3.1                                 Deferred Compensation Accounts.  A bookkeeping account shall be established in the Participant’s name for each Plan Year for which a Participant defers Salary or an Incentive Award pursuant to a Deferral Election (“Deferred Compensation Account”).  Amounts deferred pursuant to a Deferral Election shall be credited to the Deferred Compensation Account as of the date on which, in the absence of a Deferral Election, the Participant would otherwise have received the deferred amounts.     Deferred Compensation Accounts are for bookkeeping purposes only and the maintenance of Deferred Compensation Accounts will not require any segregation of assets of the Company or any affiliate.  Neither the Company nor any affiliate will have any obligation whatsoever to set aside funds for the Plan or for the benefit of any Participant or Beneficiary, and no Participant or Beneficiary will have any right to amounts that may be set aside other than the rights of an unsecured creditor of the Company or an affiliate that employs (or employed) the Participant.

3.2                                 Investment Income.  A Participant’s Deferred Compensation Account will be credited with investment income and gains and charged with investment losses and distributions as if the Participant’s Deferred Compensation Account was actually invested in accordance with the Participant’s investment elections under Section 3.3 among the funds made available for Participant -directed investment (“Investment Funds”) in accordance with Section 3.4.

3.3                                 Investment Elections.  A Participant must make an investment election at the time of his Deferral Election.  The investment election shall allocate the amounts deferred among the Investment Funds made available for Participant -directed investment in accordance with Section 3.4.  A Participant’s investment election shall remain in effect with respect to each subsequent deferral until the Participant files a change in investment election with the Plan Administrator.  A Participant may change his investment election either with respect to new deferrals credited after the change in investment election (in increments of 1%) or with respect to the investment allocation of all of the Participant’s existing Deferred Compensation Accounts (in increments of 1%), as the Participant may elect under this Plan.

A change in investment election must be filed with the Plan Administrator on a form prescribed by the Plan Administrator; provided that the Plan Administrator may establish procedures for investment elections to be filed electronically or telephonically.  A change in investment election will become effective as soon as practicable following the Plan Administrator’s receipt of the change in investment election.

If a Participant fails to elect an Investment Fund, his Deferred Compensation Accounts will be deemed to be invested in a stable value fund or such other fixed income investment option as may be selected for this purpose by the Company.

3.4                                 Investment Funds.  The Company shall designate two or more Investment Funds for Participant investment elections under the Plan.  Except for the Company Stock Fund (as described below), each Investment Fund shall be a mutual fund, collective investment trust or other common or collective investment vehicle.  The Company, in its sole discretion, may also designate shares of common stock of the Company (“Company Stock”) as an Investment Fund (the “Company Stock Fund”) under the Plan.  If the Company designates a Company Stock Fund as an Investment Fund under the Plan, deferred amounts deemed invested in the Company Stock Fund shall be credited with investment income, gains and losses as if such amounts were contributed under the Travelers 401(k) Savings Plan (“401(k) Plan”) and invested in The Travelers Companies, Inc. Common Stock Fund under the 401(k) Plan (or any successor plan thereto).

The Company, in its sole discretion, may prospectively designate additional Investment Funds, replace Investment Funds or eliminate Investment Funds from time to time; provided that there must be at least two Investment Funds available under the Plan at all times, one “stock” fund (not including the Company Stock Fund) and one “bond” fund.

If the Company eliminates or replaces an Investment Fund (an “Eliminated Fund”), each Participant must file a change in investment election to redirect the investment of amounts which were deemed to be invested in the Eliminated Fund.  This change in investment election must be filed as of a date specified by the Plan Administrator that is prior to the first day on which the Eliminated Fund ceases to be an Investment Fund (the “Elimination Date”).  If a Participant does not file a change in investment election by the specified date, the amounts that were deemed to be invested in the Eliminated Fund immediately prior to the Elimination Date will be deemed to be invested in such Investment Fund (or among such Investment Funds) as the Plan Administrator, in his sole discretion, shall designate until such time as the Participant files a valid change in investment election.

3.5                                 Vesting.  A Participant shall be fully vested at all times in the balance of his Deferred Compensation Accounts.

Section 4

Payment of Benefits

4.1                                 Time and Method of Payment.

(a)                                  Time of Payment.  A distribution will be made, or distributions will commence, on the Six Month Distribution Date or the Designated Distribution Date.  In the case of installments, the first annual installment will be made as of the date specified in the immediately preceding sentence, and subsequent annual installments will be made on each anniversary date of the first installment payment date.  No acceleration or further deferral of amounts deferred pursuant to a Deferral Election is permitted under the Plan.  However, any payment may be delayed if necessary for administrative reasons, at the sole discretion of the Company, to a later date within the calendar year, or, if later, to a date not later than the fifteenth (15th) day of the third calendar month following the scheduled payment date.

(b)                                 Method of Payment.  In the event of a Distribution Event Date that results from the Participant’s Separation from Service other than a Retirement, payment of all of a Participant’s Deferred Compensation Accounts shall be in the form of a single lump sum.  In the event of a Distribution Event Date that results from a Retirement, or in the event of a Designated Distribution Date that falls prior to Separation from Service, payment  of a Participant’s applicable Deferred Compensation Accounts shall be made in the form of a single lump sum or shall commence in the form of installments as elected by the Participant in his Deferral Election.

If a Participant’s Deferred Compensation Account is payable in a single lump sum, the payment will be in an amount equal to the value of the Participant’s Deferred Compensation Account determined, in accordance with procedures established by the Plan Administrator, as of the close of the last day on which the major stock exchanges were open on or immediately prior to the Six Month Distribution Date or Designated Distribution Date.

If a Participant’s Deferred Compensation Account is payable in the form of installment payments, then the Participant’s Deferred Compensation Account shall be paid in annual installments over the period elected by the Participant.  Each installment payment shall equal (i) the balance of the Participant’s Deferred Compensation Account, determined in accordance with procedures established by the Plan Administrator, as of the close of the last day on which the major stock exchanges were open on or immediately prior to the Six Month Distribution Date or Designated Distribution Date (in the case of the first installment payment) and as of the applicable anniversary of the Six Month Distribution Date or Designated Distribution Date (in the case of subsequent installments), divided by (ii) the number of remaining installment payments.  The right to each installment payment is to be treated as a right to a separate payment for purposes of Section 409A of the Code.

(c)                                  Mandatory Cash-Outs.  If the balance of any Deferred Compensation Account(s) as of a Designated Distribution Date is less than ten thousand dollars ($10,000) as of such date, then notwithstanding that the Participant may have elected to receive such Account(s) in installment payments, such Account(s) will be distributed in a single lump-sum payment.  If the balance of the sum of the Participant’s Deferred Compensation Accounts is less than ten thousand dollars ($10,000) as of the Six Month Distribution Date, then, notwithstanding that the Participant may otherwise be eligible to receive installment payments, all of the Participant’s Deferred Compensation Accounts will be distributed in a single lump-sum payment.

(d)                                 Discretionary Cash-Outs.  If the balance (or remaining balance) of a Participant’s Deferred Compensation Accounts, together with his interest under all other “account balance plans” (as such term is defined in Treas. Reg. § 1.409A-1(c)(2)(i)(A)) maintained by the Company or an affiliate pursuant to which deferrals of compensation are made at the election of the Participant, does not exceed the applicable dollar amount then in effect under Section 402(g)(1)(B) of the Code as of the Six Month Distribution Date or as of any date thereafter while the Participant is receiving installment payments, then the Company may, in its sole discretion, direct that the Participant be paid the balance (or the remaining balance) of his Deferred Compensation Accounts under this Plan, plus that his entire interest under all other “account balance plans” be distributed to the Participant in a single-sum distribution in full settlement of all obligations under the Plan and other “account balance plans” maintained by the Company and its affiliates.

4.2                                 Payment Upon Death of a Participant.  Notwithstanding the provisions of Section 2.2(e) and (j), a Participant’s Deferred Compensation Account shall be paid to the Participant’s Beneficiary (designated in accordance with Section 4.3) as soon as administratively practicable after the Company determines that a survivor benefit is payable under the Plan — that is, the date the Company is provided with the documentation necessary to establish the fact of death of the Participant and the identity and entitlement of the Beneficiary.  The Participant’s Deferred Compensation Account shall be paid in a lump sum, based upon the value of the Participant’s Deferred Compensation Account as of the close of the last day on which the major stock exchanges were open on or immediately prior to the date of payment; provided however, that if an installment payout to the Participant has already commenced at the time of the Participant’s death with respect to a given Deferred Compensation Account, the installment payout will continue in accordance with the originally elected schedule.

4.3                                 Beneficiary.

(a)                                  General Rule.  Each Participant shall have the right, at any time, to designate any person or persons as a beneficiary or beneficiaries (“Beneficiary” or “Beneficiaries”) to whom payments under this Plan shall be made in the event of the Participant’s death prior to complete distribution to the Participant of the benefits due under the Plan.  Each Beneficiary designation shall become effective only when filed in writing with the Plan Administrator on a form prescribed or accepted by the Plan Administrator.

(b)                                 Designation Changes; Effective Dates.  Any Participant shall have the right to designate a new Beneficiary at any time by filing with the Plan Administrator a request for such change (subject to (a) above), but any such change shall become effective only upon receipt of such request by the Plan Administrator.  Upon receipt by the Plan Administrator of such request, the change shall relate back to and take effect as of the date the Participant signs such request whether or not the Participant is living at the time the Plan Administrator receives such request.  The Plan Administrator may rely on the latest Beneficiary designation on file (or if no effective designation is on file, may direct that payment be made pursuant to Section 4.3(c)) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

(c)                                  Default Beneficiary.  If there is no designated Beneficiary living at the death of the Participant, then such payment shall be made to the Participant’s estate.

(d)                                 Contingent Beneficiary.  If the primary Beneficiary dies prior to complete distribution of the Participant’s Deferred Compensation Account, the remaining balance of such Deferred Compensation Account will be paid to the contingent Beneficiary designated by the Participant in the form of a lump sum payable as soon as administratively practicable after the primary Beneficiary’s death is established.  If there is no surviving contingent Beneficiary, the lump sum will be paid to the estate of the primary Beneficiary.

4.4                                 Cash Payment.  All payments under the Plan shall be made in cash.

4.5                                 Withholding of Taxes.  A Participant must make appropriate arrangements with the Company for satisfaction of any federal, state or local income tax withholding requirements and Social Security or other employee tax requirements applicable to the payment of benefits under the Plan.  If no other arrangements are made, the Company may provide, at its discretion, for such withholding and tax payments as may be required including, without limitations, by the reduction of other amounts payable to the Participant.

4.6                                 Limitations for Section 16b Insiders.  A “Section 16b Insider” shall include any Participant who has been deemed to be subject to Section 16 of the Securities and Exchange Act of 1934 (the “Exchange Act”) by the Company.  Notwithstanding any provision of the Plan, the Company may impose such limitations and restrictions on the Section 16b Insiders’ Deferral Elections under Section 2.2 and investment elections under Section 3.3 as it deems necessary or appropriate so that transactions by Section 16b Insiders do not present a risk of possible liability under Section 16b of the Exchange Act.  The Company may delay any payment otherwise payable under Section 4.1 to any Section 16b Insider if the Company reasonably anticipates that such payment would violate federal securities laws.  Any payment delayed under this provision must be paid at the earliest date thereafter on which the Company reasonably anticipates that the making of such payment would no longer cause such a violation.

Section 5

Claims Procedure

5.1                                 Correction of Errors and Duty to Review Information.

(a)                                  Correction of Errors.  Errors may occur in the operation and administration of the Plan.  The Company reserves the right to cause such equitable adjustments to be made to correct for such errors as it considers appropriate (including adjustments to Participant or Beneficiary accounts), which will be final and binding on Participants and Beneficiaries.

(b)                                 Duty to Review Information.  Each Participant and Beneficiary has the duty to promptly review any information that is provided or made available to the Participant or Beneficiary and that relates in any way to the operation and administration of the Plan or his elections under the Plan (for example, to review payroll stubs to make sure a deferral election is being implemented appropriately, to review benefit statements to make sure investments elections are being implemented appropriately, to review summary plan descriptions and prospectuses, etc.) and to notify the Company of any error made in the operation or administration of the Plan that affects the Participant or Beneficiary within thirty (30) days of the date such information is provided or made available to the Participant or Beneficiary (for example, the date the information is sent by mail or the date the information is provided or made available electronically).

(c)                                  If the Company is notified of an alleged error within the thirty (30) day time period, the Company will investigate and either correct the error or notify the Participant or Beneficiary that it believes that no error occurred.  If the Participant or Beneficiary is not satisfied with the correction (or the decision that no correction is necessary), he will have sixty (60) days from the date of notification of the correction (or notification of the decision that no correction is necessary), to file a formal claim under the claims procedures under Section 5.2.

5.2                                 Claims Procedure.

(a)                                  Claims.  If a Participant or Beneficiary does not feel as if he has received full payment of the benefit due to such person under the Plan, or if a Participant or Beneficiary feels that an error has been made with respect to his/her Account and has filed a claim pursuant to Section 5.1, the Participant or Beneficiary may file a written claim with the Company setting forth (i) the determination being appealed pursuant to Section 5.1(c), or (ii) the nature of the benefit claimed, the amount thereof, and the basis for claiming entitlement to such benefit.  If the Participant or any Beneficiary previously filed a claim under Section 5.1 with respect to an alleged error and an appeal was filed under this Section 5.2 pursuant to Section 5.1(c), then neither the Participant nor any Beneficiary may file a formal claim under this Section 5.2 seeking a second review of the same error (including the impact of that error on benefits claimed to be due under the Plan).  The Administrator will determine the validity of the claim and communicate a decision to the claimant promptly and, in any event, not later than ninety (90) days after the date of the claim. The claim may be deemed by the claimant to have been denied for purposes of further review described below in the event a decision is not furnished to the claimant within such ninety (90) day period.  If additional information is necessary to make a determination on a claim, the claimant will be advised of the need for such additional information within forty-five (45) days after the date of the claim.  The claimant will have up to one hundred and eighty (180) days to supplement the claim information, and the claimant will be advised of the decision on the claim within forty-five (45) days after the earlier of the date the supplemental information is supplied or the end of the one hundred and eighty (180) day period.

A claim for benefits which is denied will be denied by written notice.  The written notice will set forth the specific reason or reasons for the denial, including a specific reference to any provisions of the Plan (including any internal rules, guidelines, protocols, criteria, etc.) on which the denial is based, a description of any additional material or information that is necessary to process the claim, and an explanation of the procedure for further reviewing the denial of the claim.

(b)                                 Appeals.  Within sixty (60) days after the receipt of a denial on a claim, a claimant or his authorized representative may file a written request for review of such denial.  Such review will be undertaken by the Administrator and will be a full and fair review.  The claimant will have the right to review all pertinent documents.  The Administrator will issue a decision not later than sixty (60) days after receipt of a request for review from a claimant unless special circumstances, such as the need to hold a hearing, require a longer period of time, in which case a decision will be rendered as soon as possible but not later than one hundred and twenty (120) days after receipt of the claimant’s request for review.  The

Administrator’s decision will be in writing and will include specific reasons for the decision and include specific reference to any provisions of the Plan on which the decision is based.  Following the claims procedures through to completion is a condition of filing an arbitration action described under Section 5.2(c).

(c)                                  Arbitration.  If a Participant or Beneficiary follows the claims procedure but his/her final appeal is denied in whole or in part, he/she will have one (1) year to file an arbitration action with respect to that claim, and failure to meet the one-year deadline will extinguish his/her right to file an arbitration action with respect to that claim.

Any claim, dispute or other matter in question of any kind relating to this Plan which is not resolved by the claims procedures will be settled by arbitration in accordance with the Travelers Employment Arbitration Policy.  Notice of demand for arbitration will be made in writing to the opposing party and to the American Arbitration Association within one (1) year after the claim, dispute or other matter in question has been finally decided under the claims procedures set forth in this Section 5.2(a) and (b).  In no event will a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question.  The decision of the arbitrator(s) will be final and may be enforced in any court of competent jurisdiction.

The arbitrator(s) may award reasonable fees and expenses to the prevailing party in any dispute hereunder and will award reasonable fees and expenses in the event that the arbitrator(s) find that the losing party acted in bad faith or with intent to harass, hinder or delay the prevailing party in the exercise of its rights in connection with the matter under dispute.

(d)                                 Duty to Act Promptly.  The Participant will be solely responsible for taking prompt actions in the event of disputed payments as necessary to avoid any adverse tax consequences under Section 409A of the Code, even if action is required to be taken in a more timely manner than is required under the claims procedure of Section 5.2.

Section 6

Payment of Benefits and Funding

6.1                                 Payment of Benefits.  Benefits payable under the Plan will be the responsibility of, and paid by, the Company; provided that, the Company, in its sole discretion, may transfer its obligations with respect to one or more Participants to an affiliate.  Such transfer may occur at any time, including in connection with a corporate transaction described in Sec. 6.3.  If the Company transfers its obligations with respect to a Participant to an affiliate other than in connection with a corporate transaction, the Company will retain secondary liability for the payment of such benefit under the Plan.

6.2                                 Funding.  The Company, including its subsidiaries and affiliates, shall not be required to fund, or otherwise segregate assets to be used for payment of benefits under the Plan.  While the Company may make investments in amounts equal or unequal to Participants’ investment elections hereunder, the Company, its subsidiaries and affiliates shall not be under any obligation to make such investments and any such investment shall remain an asset of the Company, its subsidiaries and affiliates, subject to the claims of their general creditors.  Notwithstanding the foregoing, the Company, its subsidiaries or affiliates, may maintain one or more “rabbi” trusts (“Trust”) to hold assets to be used for payment of benefits under the Plan or any other non-qualified deferred compensation plan maintained by the Company or an affiliate.  The assets of the Trust with respect to benefits payable under the Plan shall remain subject to the claims of general creditors.

The assets of any rabbi trust hereby established will not be held or transferred outside of the United States, and the trust will not have any other feature that would result in a transfer of property being deemed to have occurred under Section 409A of the Code (for example, there will be no funding obligation or restrictions on assets in connection with a change in financial health of the Company or any affiliate).  Further, neither the Company nor any affiliate will transfer or contribute any funds during any “restricted period,” as such term is defined in Section 409A(b)(3)(B) of the Code, to any rabbi trust established hereunder.  If any funds are transferred or contributed during a restricted period and the Company certifies in writing that such transfer or contribution was disallowed under this provision, the funds will be deemed to have been transferred or contributed under a mistake of fact and will be returned to the Company, along with any earnings allocable to such funds, regardless of whether the Trust’s terms establish it as revocable or irrevocable.

Any payments by a Trust of benefits provided to a Participant under the Plan shall be considered payment by the Company and shall discharge the Company, its subsidiaries and affiliates from any further liability under the Plan to the extent of such payments.

6.3                                 Corporate Transactions.  In the event of a sale of the stock to an unrelated buyer, or a disposition by means of a forward or reverse merger involving an unrelated buyer, where an employer ceases as a result of the transaction to be an affiliate, for any individual who remains employed with the employer after it ceases to be an affiliate, the transaction will not be deemed to constitute a Separation from Service and benefits thereafter will be paid in accordance with the terms of the Plan or the successor plan established by the buyer or an affiliate in a manner consistent with Code § 409A.

In the event of a sale of substantial assets (such as a location or division, or substantially all assets of a trade or business) of the Company or an affiliate to an unrelated buyer, the Company and the buyer may agree to transfer the contractual obligation and liability for benefits with respect to any individual who becomes an employee of the buyer or an affiliate of the buyer upon the closing or in connection with such transaction.  In such case, the transaction will not be deemed to constitute a Separation from Service and benefits thereafter will be paid in accordance with the terms of the Plan or a successor plan established by the buyer or an affiliate in a manner consistent with Code § 409A.

Section 7

Miscellaneous

7.1                                 Benefit Statements.  The Plan Administrator shall cause benefit statements to be issued (either in paper or electronic format) at least annually advising Participants and Beneficiaries of the balance and/or investment of their Deferred Compensation Accounts.

7.2                                 Employment Rights.  Nothing contained in this Plan nor any action taken hereunder shall be construed as a contract of employment or as giving any Employee any right to be retained in the employ of the Company or its affiliates.

7.3                                 Interests Not Transferable.

(a)                                    In General.    Neither the rights of, nor benefits payable to, a Participant or Beneficiary under the Plan may be alienated, assigned, transferred, pledged or hypothecated by any person, at any time, or to any person whatsoever.  Such interest and benefits will be exempt from the claims of creditors or other claimants of the Participant or Beneficiary and from all orders, decrees, levies, garnishments or executions to the fullest extent allowed by law, except as provided below.

(b)                               Domestic Relations Orders.  The Plan will comply with any court order purporting to divide the benefit payable under this Plan pursuant to a state’s domestic relations laws to the extent permitted under Section 409A of the Code.  However, such court order shall be deemed to only apply to such amounts that actually become payable to a Participant under the terms of this Plan (and shall not create a separate interest in favor of the alternate payee).

7.4                                 Forfeitures and Unclaimed Amounts.  Unclaimed amounts shall consist of the amounts of the Deferred Compensation Account of a Participant that cannot be distributed because of the Plan Administrator’s inability, after a reasonable search, to locate a Participant or his Beneficiary, as applicable, within a period of two (2) years after the date upon which the payment of benefits become due.  Unclaimed amounts shall be forfeited at the end of such two-year period.  These forfeitures will reduce the obligations of the Company under the Plan.  After an unclaimed amount has been forfeited, the Participant or Beneficiary, as applicable, shall have no further right to his Deferred Compensation Account.

7.5                                 Controlling Law.  The law of Minnesota, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan to the extent not preempted by ERISA. Any legal dispute with respect to a right or entitlement under the Plan that is not covered by the claims and arbitration process required by the Plan, must be submitted to the United States District Court for the District of Minnesota.

7.6                                 Gender and Number.  Words in the masculine gender shall include the feminine, and the plural shall include the singular and the singular shall include the plural.

7.7                                 Action by the Company.  Except as otherwise specifically provided herein, any action required of or permitted by the Company under the Plan shall be by action of the chief executive officer or by action of such person(s) authorized by the chief executive officer.

7.8                                 Obligations to Company.  If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Company or its affiliates, then the Company may offset such amount owed to it against the amount of benefits otherwise distributable.  Such determination shall be made by the Plan Administrator.

7.9                                 Uniformed Services Employment and Reemployment Rights Act.  Deferral elections and changes to the time and form of payment shall be allowed in a manner consistent with the

Uniformed Services Employment and Reemployment Rights Act (USERRA), to the extent also allowed under Section 409A of the Code.

Section 8

Amendment and Termination

8.1                                 Amendment.  The Company may amend the Plan at any time and for any reason by action of the Compensation Committee of the Board of Directors of the Company.  The Compensation Committee generally will determine the effective date of any amendment to the Plan.  However, if Section 409A of the Code requires a delayed effective date (for example, if an amendment changes a deferral rule in a way that implementation of the amendment may be required to be delayed for twelve (12) months), then the amendment will be effective as of the later of the date determined by the Compensation Committee in connection with the amendment, or the earliest effective date allowed under Section 409A of the Code.

8.2                                 Termination.

(a)                                  In General.  The Company may terminate the Plan at any time and for any reason by action of the Compensation Committee.  The Compensation Committee generally will determine the effective date of a termination of the Plan.  However, a termination of the Plan will not be effective to cause a deferral election in place under the Plan for a Plan Year to be modified or discontinued prior to the end of such Plan Year, unless the Plan is terminated and liquidated.

(b)                                 Effect on Balances and Vesting.  The Company may not amend or terminate the Plan in a manner that has the effect of reducing the balance or vested percentage of any Participant’s or Beneficiary’s Deferred Compensation Accounts, unless the Company makes a good faith determination that either the amendment is required by law or the failure to adopt the amendment would have adverse tax consequences to the Participants and/or Beneficiaries affected by such amendment.

(c)                                  Liquidation Terminations.  The Company may terminate the Plan and provide for the acceleration and liquidation of all benefits remaining due under the Plan pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix).  In the event of such termination and liquidation, all Deferral Elections and credits under the Plan will be discontinued as of the termination date established by the Company, and all benefits remaining due will be paid in a lump sum at a time specified by the Company as part of the action terminating the Plan and consistent with Treas. Reg. § 1.409A-3(j)(4)(ix).

(d)                                 Other Terminations.  The Company may terminate the Plan other than pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix).  In the event of such a termination, all Deferral Elections and credits will be discontinued as of the end of the Plan Year, but all benefits remaining payable under the Plan will be paid at the same time and in the same form as if the termination had not occurred — that is, the termination will not result in any acceleration of any distribution under the Plan.